Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc. 189 N. Water Street, Suite 700 Rochester, NY 14604

Item 2	Date of Material Change

November 15, 2016

Item 3	News Release

A news release was disseminated on November 15, 2016 through the facilities of Newswire.

Item 4	Summary of Material Change

The Company has achieved an efficiency of 19.4% in its latest demonstration solar cell.

Item 5	Full Description of Material Change

By reducing resistance from laser-formed contacts, the Company has achieved an efficiency of 19.4% in its latest demonstration solar cell. The laser-formed base contact is critical in the Natcore Foil Cell™, which is an all-back-contact cell. Higher resistance at this contact, as well as damage from the laser process, has been limiting the performance of the company’s demonstration cells. As a result, improving this contact has been a main focus of their research program. Natcore scientists have just discovered a new laser-based contacting process that overcomes these issues.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9180.

Item 9	Date of Report

November 16, 2016